UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of September, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated September 18, 2008	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Updates Production Estimate for McArthur River/Key Lake
Saskatoon, Saskatchewan, Canada, September 18, 2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cameco Corporation announced today it has updated the 2008 production forecast for the combined McArthur River/Key Lake operations. Uranium ore is mined at McArthur River and subsequently milled at Key Lake (Cameco’s share of production is approximately 70%).
The Key Lake mill completed a three-week planned maintenance shutdown on August 9, 2008. Restarting the mill was a longer process than anticipated due to equipment challenges experienced during startup. The issues have been resolved with equipment upgrades that are expected to improve future performance.
After reviewing production progress to date, Cameco anticipates its share of uranium production may be up to 0.8 million pounds less than the 13.1 million pounds previously anticipated. The McArthur River mine continues to produce ore as planned.
Today’s announcement does not affect the 2009 production estimate for Cameco’s share of the McArthur River/Key Lake operations which is still 13.1 million pounds.
Cameco’s uranium deliveries to customers will continue as planned.
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. The statements above regarding the estimate for 2008 and 2009 uranium production from McArthur River/Key Lake and certain other statements about future events are forward-looking information and are based upon the following key assumptions and subject to the following material risk factors that could cause results to differ materially: we have assumed that the company will be able to achieve the forecast production, but that is subject to the risk of our inability to do so; we have assumed there is no disruption or reduction in production due to labour disputes, inclement weather conditions, fire, floods, underground floods, earthquakes, cave-ins, rock falls, unexpected or challenging geological or hydrological conditions, adverse mining conditions, tailings pipeline or dam failures, availability of reagents and supplies critical to production, equipment failure, and other development and operating risks (collectively “Production Risks), but that is subject to the risk that production could be disrupted or reduced due to the occurrence of one or more of the Production Risks; we have assumed the successful transition to a new mining zone at McArthur River in 2009, but that is subject to the risk that the transition is not successful or delayed; we have assumed that the company is able to obtain or maintain the necessary approvals from government authorities to achieve the forecast production, but that is subject to the risk that the company will be unable to obtain or maintain the necessary government approvals. No assurance can be given that the indicated quantities will be produced. Expected future production estimates are inherently uncertain and could change materially over time.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.
Forward-looking information and statements contained in this news release regarding the estimate of 2008 and 2009 uranium production from McArthur River/Key Lake noted above is presented for the purpose of assisting Cameco shareholders in understanding management’s views about current outcomes, and may not be appropriate for future other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding McArthur River/Key Lake in this news release was prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:
•	David Bronkhorst, general manager, McArthur River operation
•	Les Yesnik, general manager, Key Lake operation
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Lyle Krahn	(306) 956-6316

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